UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

METROGAS S.A.

(Name of Issuer)

Class A Ordinary Shares, par value 1 peso per share (the “Class A Shares”)

Class B Ordinary Shares, par value 1 peso per share (the “Class B Shares”)

American Depositary Shares, Each Representing One Class B Share (the “ADSs”)

(Title of Class of Securities)

ARP6558L1178 (Class B Shares ISIN)

591673207 (ADS)

(CUSIP Number)

Gregorio Aráoz de Lamadrid 1360

C1267AAB Ciudad Autónoma de Buenos Aires, Argentina

Attn: Eugenia Gatti

Tel/Fax: (011-54-11) 4309-1381

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. ARP6558L1178 (Class B Shares ISIN) 591673207 (ADS)	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS YPF Sociedad Anónima
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 398,419,845 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 398,419,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,419,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. ARP6558L1178 (Class B Shares ISIN) 591673207 (ADS)	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS YPF Inversora Energética S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 398,419,845 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 398,419,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,419,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70% (See Item 5)
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. ARP6558L1178 (Class B Shares ISIN) 591673207 (ADS)	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gas Argentino S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 398,419,845 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 398,419,845 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 398,419,845 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70% (See Item 5)
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

The classes of equity securities to which this Statement on Schedule 13D (this “Statement”) relates are the Class A Ordinary Shares, par value 1 Argentine peso per share (the “Class A Shares”), the Class B Ordinary Shares, par value 1 Argentine peso per share (the “Class B Shares”) and American Depositary Shares (“ADSs” and collectively, the “Shares”), each representing 1 Class B Share of MetroGAS S.A. (“Metrogas” or the “Issuer”).

The Issuer has its principal offices at Gregorio Araoz de Lamadrid 1360, (1267) Buenos Aires, Argentina.

Item 2. Identity and Background.

This Statement is being filed by YPF Sociedad Anónima (“YPF”), YPF Inversora Energética S.A. (“YPFIE”), and Gas Argentino S.A. (“GASA”), each an Argentine corporation (collectively, the “Reporting Persons”). The principal business of YPFIE is to perform, whether in the Republic of Argentina or abroad, the following activities: (i) hold participations in other companies, whether through the purchase, sale, exchange, in cash or in installments, of shares, notes or any other type of securities or capital contributions, whether in existing companies or companies to be created, including but not limited, to companies that perform distribution and commercialization of natural gas; (ii) perform any operation related to representation, custody and administration of securities, property and credits. To that end, YPFIE shall have full capacity to acquire rights, contract obligations and perform any and all acts that are necessary and not prohibited by law or its bylaws. YPFIE may perform commercial activities, provided such activities do not involve intermediation between offer and supply of financial resources and are not comprehended by the Argentine Financial Entities Act or limited by such law or any other regulation to banks and financial entities authorized by the Argentine Central Bank, the Argentine Securities Commission or that require public bidding.

The principal business of GASA is exclusively limited to financial or investment activities, through GASA’s share holdings in Metrogas, a company authorized to distribute gas, in accordance to license granted by the Argentine Government and tender for International Public Bid No. 3301-50 for Privatization of Gas del Estado Sociedad del Estado, duly approved by Resolution MEOSP 874/92. For such purposes, the GASA has powers to exercise all rights stemming from such participation and to perform all acts that are not prohibited by law and or any regulation regarding privatization or gas distribution.

The business addresses of the Reporting Persons are:

(a)	YPF: Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(b)	YPFIE: Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

(c)	GASA: Gregorio Aráoz de Lamadrid 1360, C1267AAB Ciudad Autónoma de Buenos Aires, Argentina

YPFIE is a subsidiary of YPF, which directly and indirectly owns 100% of YPFIE. YPF, through YPFIE, indirectly owns GASA, which became a wholly owned direct subsidiary of YPFIE through the transaction described in Item 4 below. GASA owns 290,277,316 Class A Shares and 108,142,529 Class B Shares of the Issuer, which in the aggregate represents 70% of the outstanding capital stock and votes of the Issuer.

As a result of the Expropriation Law described below, the Argentine federal government exercises all of the rights conferred upon the shares subject to expropriation in accordance with the articles 57 and 59 of Law 21,499.

On May 3, 2012, the Expropriation Law (Law No. 26,741) was passed by the Argentine Congress and, on May 7, it was published in the Official Gazette of the Republic of Argentina. The Expropriation Law declared achieving self-sufficiency in the supply of hydrocarbons, as well as in the exploitation, industrialization, transportation and sale of hydrocarbons, a national public interest and a priority for Argentina. In addition, its stated

goal is to guarantee socially equitable economic development, the creation of jobs, the increase of the competitiveness of various economic sectors and the equitable and sustainable growth of the Argentine provinces and regions.

For purposes of ensuring the fulfillment of its objectives, the Expropriation Law provides for the expropriation of 51% of the share capital of YPF represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF S.A. (now Repsol S.A.) and its controlled or controlling entities. The shares subject to expropriation, which have been declared of public interest, will be assigned as follows: 51% to the federal government and 49% to the governments of the provinces that compose the National Organization of Hydrocarbon Producing States. As of the date of this Statement, the transfer of the shares subject to expropriation between National Executive Office and the provinces that compose the National Organization of Hydrocarbon Producing States was still pending.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the directors and executive officers of the Reporting Persons is set forth in Schedule A to this Statement and is incorporated herein by reference in its entirety. None of the directors and executive officers of the Reporting Persons have beneficial ownership of securities in Metrogas nor had transactions in selling or buying such securities in the past 60 days.

During the past five years, the Reporting Persons (including their directors and executive officers set forth in Schedule A) were not a party to a criminal (excluding traffic violations or similar misdemeanors) or civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The description of the transaction set forth in Item 4 below is incorporated herein by reference in its entirety into this Item 3.

YPF contributed $9.7 million (which it funded from its working capital) to YPFIE. YPFIE used the funds to acquire a 54.67% interest in GASA and 2.73% of the shares of MetroENERGÍA S.A., a subsidiary of the Issuer. GASA previously owned 70% of the Issuer.

Item 4. Purpose of Transaction.

On November 14, 2012, GASA received a notification from BG Inversiones Argentinas S.A. (“BGIA”), the majority shareholder of GASA holding 54.67% of its outstanding capital stock, stating that BGIA had entered into an agreement with Integra Gas

Distribution LLC (“Integra”) to sell its 40,793,136 Class A shares in GASA to Integra. The transferability of the shares was subject, among other conditions, to obtaining the necessary regulatory approvals and YPFIE, as the minority shareholder of GASA holding 45.33% of its outstanding capital stock, declining its preferential right to exercise the purchase option under a Shareholders Agreement between BGIA and YPFIE. The agreement with Integra also included a requirement that BG Gas International B.V. (“BGI”) sell 38,941,720 Class B Shares that it has in the Issuer.

On November 30, 2012, GASA was notified by BGIA that YPFIE would exercise its preferential right regarding Integra purchase offer as follows: (i) purchase of 40,793,136 Class A shares of GASA owned by BGIA, (ii) purchase of 6,279 shares of MetroENERGÍA S.A., a subsidiary of the Issuer, owned by BG Argentina S.A. (“BGA”) and (iii) subject to other additional conditions, purchase of 38,941,720 Class B Shares of the Issuer owned by BGI.

On May 3, 2013, YPF, through its subsidiary YPFIE, acquired (i) 46,010,284 Class A shares of GASA from BGIA, representing 54.67% of the capital stock of GASA and (ii) 6,379 shares of MetroENERGÍA S.A. from BGA, representing 2.73% of its capital stock, for an aggregate purchase price of $9.7 million. The additional conditions to be met for the purchase of 38,941,720 Class B Shares of the Issuer owned by BGI were not met by May 3, 2013. And as of the date of this Statement, BGI recovered the right to dispose such shares.

Prior to this transaction, YPF, through its subsidiary YPFIE’s ownership of 45.33% of GASA, indirectly owned a 31.73% interest in the outstanding capital stock of Metrogas.

As a result of this transaction, YPF, through YPFIE, consolidated 100% of the capital stock and votes of GASA and, through GASA, has increased its indirect ownership in the capital stock and votes of Metrogas from 31.73% to 70%.

The Reporting Persons consummated the transaction described above with the intent to acquire control of the Issuer and turning it into a more efficient and profitable company. The Reporting Persons have appointed Marcelo Núñez as the new CEO of the Issuer.

The Reporting Persons, as investors in the Issuer, intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Any action or actions the Reporting Persons might undertake in respect of the Shares will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Shares; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Item	5. Interest in Securities of the Issuer.

(a) As described in Item 4 above, YPF, through its subsidiary YPFIE, had previously indirectly owned 31.73% of the outstanding capital stock and votes of Metrogas.

On May 3, 2013, YPF, through its subsidiary YPFIE’s acquisition of GASA and its pre-existing ownership through YPFIE, had in the aggregate, indirect control of 290,277,316 Class A Shares and 108,142,529 Class B Shares of Metrogas. Such shares collectively constitute 70% of the outstanding capital stock and votes of Metrogas.

(b) Based on the relationships reported under Item 2 above, YPF, as ultimate parent of YPFIE and GASA, may be deemed to have shared voting and dispositive power with respect to the Shares owned by YPFIE and GASA. YPFIE as the direct parent of GASA may also be deemed to have shared voting and dispositive power with respect to the 398,419,845 Shares owned by GASA. The responses of the Reporting Persons to Rows (7) through (10) of the cover pages of this Statement are incorporated herein by reference.

(c) Except as described above, during the past 60 days, there were no transactions in Shares or any securities directly or indirectly convertible into or exchangeable for the Shares of Metrogas, by any of the persons identified in Item 2 above.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None of the Reporting Persons or to their knowledge, any executive officer or director of the Reporting Persons, has any other contracts, arrangements, understandings or relationships with any persons with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1. Joint Filing Agreement required by Rule 13d-1(k)(1).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2013	YPF Sociedad Anónima

	By:	/s/ Rodrigo Cuesta
Name: Rodrigo Cuesta
Title: Legal Affairs Director

YPF Inversora Energética S.A.

	By:	/s/ Daniel Suárez
Name: Daniel Suárez
Title: President

Gas Argentino S.A.

	By:	/s/ Magdalena González Garaño
Name: Magdalena González Garaño
Title: Secretary of the Board of Directors

Schedule A

Directors and Executive Officers of the Reporting Persons.

The following tables sets forth the name, business address, present principal occupation or employment (and address of such organization) and citizenship of each director and executive officer of the Reporting Persons.

I.	YPF Sociedad Anónima

A.	Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
Miguel Galuccio	Chairman, Chief Executive Officer Executive Vice President and Director of YPF Sociedad Anónima (“YPF”) Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Eduardo M. Basualdo

Member of CONICET’s Scientific Researcher program and the principal researcher and coordinator of the Economic and Technological Area of the Latin America School of Social Sciences.

Director of YPF and President of the Audit Committee.

Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

Argentina

Héctor Walter Valle	Holds a degree in Political Economics (UBA) Director of YPF and member of the Audit Committee. Av. Pueyredón 538 Piso 5º Depto. B , CP 1193, Ciudad Autónoma de Buenos Aires, Argentina	Argentina

José Iván Brizuela	Director of Sociedad Brisa de Argentina S.A. Brigadier Gral. Juan López 2064 Paraná CP 3100 Entre Ríos, Argentina	Argentina

Gustavo Alejandro Nagel

Representative for the Province of Neuquén at Hidroelectrica Piedra del Águila, Director of exploration and production at Gas y Petróleo del Neuquén S.A.

Carlos H Rodríguez 364 Piso 7, Neuquén CP 8300, Neuquén, Argentina

Argentina

Roberto Ariel Ivovich

Representative for the Province of Santa Cruz before the Federal Commission of Tax Responsibility and part of the Federal Tax Commission and the Minister of Economy and Public Works of the Province of Santa Cruz.

Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina

Argentina

Oscar Alfredo Cretini	Geologist. MBA (Universidad de Belgrano). Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Walter Fernando Vazquez

Principal Member of the OFEPHI, Principal Member of the Federal Mining Council and Representative of the Province of Mendoza on the Dioxitek S.A. Board.

Av. Callao 445, C1022AAE, Ciudad Autónoma de Buenos Aires, Argentina

Argentina

Ricardo Luis Saporiti	Secretary of Hydrocarbon and Energy Management for the Province of Tierra del Fuego. Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Manuel Arévalo

General Secretary and also is the president of the Executive Committee for the Oil and Gas Senior Employees in the Provinces of Neuquén and Río Negro.

Paso de la Patria 144 Neuquén Capital CP 8300 Neuquén, Argentina

Argentina

Sebastián Uchitel	Phd in Computers (School of Engineering, Imperial College, London). Director and member of the Audit Committee of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Rodrigo Cuesta	Legal Affairs Director of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Luis García del Río	Partner of the law firm García del Río & Larrañaga Abogados Aguarón 23 B piso 2°, Dpto. A, Madrid, CP 28023, España	Spain

Fernando Dasso	Director of Human Resources of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Fernando Giliberti	Director of Planning and Operating Management Control of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Carlos Alfonsi	Downstream Executive Director of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Axel Kiciloff

Director of YPF (Class “A” shares).

Secretary of Economic Policy and Development Planning at the Argentine National Ministry of Economy and Finance.

Tucumán 500 1º Piso, C1049AAJ Ciudad Autónoma de Buenos Aires, Argentina

Argentina

B.	Alternate Directors

Name	Present Principal Occupation or Employment and Business Address	Nationality
Ricardo Dardo Esquivel	Director of Gas y Petróleo del Neuquén S.A. Carlos H Rodríguez 364 Piso 7 Neuquén CP 8300 Neuquén, Argentina	Argentina

Luis Alberto Rafael Bontempo	Argentine National Sub-secretary for Urban Planning and Housing Esmeralda 255 Piso 8º, Ciudad Autónoma de Buenos Aires, CP 1035, Argentina	Argentina

Carlos Héctor Lambré	Sub-secretary for the Ministry of Hydrocarbons of the Province of Chubut and executive secretary in the OFEPHI Ricardo Rojas 61 Km 5, Comodoro Rivadavia, CP 9000, Chubut, Argentina.	Argentina

Francisco Ernesto García Ibañez	Lawyer Av. Callao 445, Ciudad Autónoma de Buenos Aires, C1022AAE, Argentina	Argentina

Carlos Agustín Colo	Director of Exploration of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Gerardo Andrés Doria Muñoz	Alternate Director. Served as Director of Drilling and Work Over of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Pablo Blanco Pérez	Member of Repsol’s legal advisory team for Upstream and GNL. Paseo de la Castellana 278, Madrid, CP 28046, España	Spain

Patricia María Charvay

Alternate Director (Class “A” Shares). Economist. Works at the Secretary of Economic Policies and Development Planning for the Argentine National Ministry of Economy and Finance

Hipólito Yrigoyen 250 piso 8°, C1086AAB, Ciudad Autónoma de Buenos Aires, Argentina

Argentina

Sergio Affronti	Director of Shared Services of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

C.	Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
Miguel Galuccio	Chairman, Chief Executive Officer, Executive Vice President and Director of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Daniel González	Chief Financial Officer of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Rodrigo Cuesta	Legal Affairs Director of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Jesús Grande	Upstream Executive Director of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Carlos Alfonsi	Downstream Executive Director of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Fernando Giliberti	Director of Planning and Operating Management Control of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Nicolás Arceo	Director of Administration and Finance of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Doris Capurro	Director of Communication and Institutional Relations of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Fernando Dasso	Director of Human Resources of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Sergio Affronti	Director of Shared Services of YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

II.	YPF Inversora Energética S.A.

A.	Directors and Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
Daniel Alfonso Suarez	President. Gas Legal Manager at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Fernando Gomez Zanou	Director. In- house lawyer at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Valeria Soifer	Director. Specialist Manager Energy and Gas at YPF. Degree in Business Administration Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Gustavo di Luzio	Alternate Director. Project Manager at YPF Degree in Business Administration Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Emilio Alberto Bartolomeu	Alternate Director. In- house lawyer at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

María Eugenia Pardo	Alternate Director. In- house lawyer at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

III.	Gas Argentino S.A.

A.	Directors and Executive Officers

Name	Present Principal Occupation or Employment and Business Address	Nationality
David Tezanos	President. Director of Gas and Energy at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Daniel Alfonso Suarez	Vice President. Gas Legal Manager at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina.	Argentina

Fernando Gómez Zanou	Director. In-house lawyer at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Marcelo Núñez	Alternate Director. Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

Valeria Soifer	Alternate Director. Degree in Business Administration Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina

María Eugenia Pardo	Alternate Director. In- house lawyer at YPF Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina	Argentina